FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number: 001-34718

NatWest Markets Plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Registration Document and Base Prospectus dated 31 March 2021
Exhibit No. 2	Notice of Successor Rate and Adjustment Spread dated 27 April 2021
Exhibit No. 3	NWM plc Q1 2021 Interim Management Statement dated 29 April 2021

Exhibit No. 1

Publication of NatWest Markets Plc Registration Document and Base Prospectus

The following Registration Document and Base Prospectus have each been approved by the Financial Conduct Authority and are available for viewing:

NatWest Markets Plc Registration Document

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/1824U_2-2021-3-31.pdf

Base Prospectus relating to the NatWest Markets Plc US$10,000,000,000 US Medium-Term Note Programme dated 31 March 2021.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/1824U_1-2021-3-31.pdf

Copies of the above Registration Document and Base Prospectus have been submitted to the National Storage Mechanism and will shortly be available for inspection at:
https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Mark Anwender
Head of Documentation and Funding,
NatWest Treasury Markets
Tel: +44 20 7085 5143

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Base Prospectus and the Registration Document may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier:  RR3QWICWWIPCS8A4S074

Exhibit No. 2

NatWest Markets Plc

Notice of Successor Rate and Adjustment Spread

in relation to

USD 5,000,000 Floating Rate Notes due January 2024 (XS1944307872)
and
USD 20,000,000 Floating Rate Notes due January 2024
(to be consolidated and form a single series with the USD 5,000,000 Floating Rate Notes due January 2024) (XS1944307872)

(together, the "Notes")

27 April 2021

NatWest Markets Plc (the "Issuer") announced on 12 March 2021 that it had determined that a "Benchmark Event" had occurred under the terms and conditions of the Notes.

As required by the terms and conditions of the Notes, the Issuer has appointed an Independent Adviser. The Independent Adviser has determined and notified the Issuer of the "Successor Rate" and "Adjustment Spread" set out below for the purposes of the Notes in accordance with the terms and conditions. This Successor Rate and Adjustment Spread are effective from the interest period commencing 30 April 2021.

The Successor Rate is Secured Overnight Financing Rate (SOFR), compounded in arrear, applying a 2 day backward-shifted observation period.

The Adjustment Spread is set at 26.161 bps in line with the public statements of the Alternative Reference Rates Committee (ARRC), and applying the International Swaps and Derivatives Association (ISDA) fixed fallback spread for 3m USD LIBOR. This Adjustment Spread will be fixed until maturity of the Notes (being the interest payment date falling on or nearest to 31 January 2024).

Accordingly, interest on the Notes will be calculated on the basis of the Successor Rate plus the Adjustment Spread, and the original Margin. Interest will continue to be paid quarterly.

Updates to the contractual documentation for the Notes, including consequential changes, consistent with the above determination, will be notified directly to Noteholders in accordance with the terms and conditions of the Notes.

For further information please contact your usual NatWest Markets contact or:

NatWest Group Investor Relations
Paul Pybus
Head of Debt Investor Relations
+44 20 7672 1758

NatWest Group Media Relations

+44 131 523 4205

MAR - Inside Information

This announcement contains information that qualified or may have qualified as inside information for NatWest Markets Plc, for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR) as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018. This announcement is made by Paul Pybus, Head of Debt Investor Relations for NatWest Group.

This announcement is not, and does not constitute or form any part of, an offer to sell or the solicitation, invitation or recommendation to purchase any securities of NatWest Markets plc. The securities discussed in this announcement have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state or other jurisdiction of the United States, and the securities may not be offered or sold in the United States or to, or for the account or benefit of, any "U.S. person" (within the meaning of Regulation S under the Securities Act) unless they have been registered under the Securities Act, or are offered or sold in a transaction exempt from, or not subject to, the registration requirements of the Securities Act and any other applicable U.S. state securities laws or local securities laws.

Legal Entity Identifier
NatWest Markets Plc	RR3QWICWWIPCS8A4S074

Exhibit No. 3

NatWest Markets Group
Q1 2021
Interim Management Statement

NWM Group                                                                    ci.natwest.com

NatWest Markets Group (NWM Group)
Q1 2021 Interim Management Statement

Building a sustainable Markets business
We have continued to make good progress on refocusing to better support NatWest Group's customers and to create a more sustainable business. During the quarter we maintained our strong performance in climate and sustainability financing delivering £3 billion of financing towards NatWest Group's 2021 target. Building on the momentum gained in 2020, we announced further changes to simplify how we operate in the first quarter of 2021, and we updated the business on our plans to consolidate our operational footprint in Asia. We also announced the last part of our One Bank operating model to bring teams and expertise together from across NatWest Group.

Financial review
NWM Group reported a loss of £61 million for Q1 2021, compared with a loss of £233 million in Q4 2020 and a profit of £8 million in Q1 2020. Total income increased to £188 million in Q1 2021, driven by an improved performance in the Fixed Income business and higher own credit adjustments compared with the prior quarter. Operating expenses decreased to £272 million, reflecting the non-repeat of one-off charges recognised in Q4 2020 and progress on cost reduction following the strategic announcement in February 2020.

Income and costs
●
Income excluding asset disposals/strategic risk reduction and own credit adjustments increased to £190 million in Q1 2021, from £125 million in Q4 2020, driven by an improved performance in the Fixed Income business. However, this was a significant decrease compared to £385 million in Q1 2020, a period that included increased customer activity in the latter part of the quarter as the COVID-19 crisis developed. Own credit adjustments were £2 million in Q1 2021 compared with £(43) million in Q4 2020. Own credit adjustments of £155 million in Q1 2020 were driven by the widening of credit spreads across the market at the onset of the COVID-19 crisis. Total income was £188 million in Q1 2021, compared with £74 million in Q4 2020 and £540 million in Q1 2020.

●
Operating expenses of £272 million in Q1 2021 were down £81 million from £353 million in Q4 2020, largely due to one-off charges recognised in Q4 2020 including the annual bank levy charge and continued progress on cost reductions; and down £183 million from £455 million in Q1 2020, largely due to litigation and conduct costs recognised in Q1 2020 in relation to historical trading activities of a joint venture subsidiary.

Balance sheet, capital and RWAs
●
NWM Group's total assets and liabilities decreased by £42.9 billion and £42.1 billion to £230.2 billion and £221.7 billion respectively at 31 March 2021, compared with 31 December 2020. The decreases primarily reflect lower derivative fair values, largely driven by increases in interest rates across major currencies.

●
Total NWM Plc RWAs were £24.7 billion at 31 March 2021, compared with £25.6 billion at 31 December 2020 and £35.3 billion at 31 March 2020. The decrease in the quarter reflected lower levels of credit, counterparty credit and operational risk, offset by an increase in market risk.

●
NWM Plc's Common Equity Tier 1 (CET1) ratio was 21.1% at 31 March 2021, compared with 21.7% at 31 December 2020 and 15.7% at 31 March 2020. The decrease in Q1 2021 principally reflected reserve movements in the period, partially offset by the reduction in RWAs.

●
Total MREL for NWM Plc at 31 March 2021 was £11.1 billion, or 44.8% of RWAs, down from £12.7 billion or 49.6% of RWAs at December 2020. The reduction in the quarter was largely due to the redemption of a $1.5 billion internal instrument issued to NatWest Group plc and the reduction in CET1 capital.

The impact of COVID-19
Business resilience
●
Robust business continuity plans ensured that NWM Group was able to continue to support customers and protect employees, with the vast majority of the workforce continuing to work remotely in Q1 2021. In line with guidance from public health authorities in the various regions where NWM Group operates, a small proportion of employees have returned to the workplace, primarily those in regulated roles and key oversight functions.

Financial review
The impact of COVID-19 continued

Capital, funding and liquidity
●
NWM Plc RWAs decreased to £24.7 billion (31 December 2020 - £25.6 billion, 31 March 2020 - £35.3 billion), reflecting lower levels of credit, counterparty credit and operational risk, offset by an increase in market risk. NWM Group remained well-capitalised, with a NWM Plc CET1 ratio of 21.1%, in line with guidance of above 15%. NWM Plc's liquidity portfolio was £16.5 billion with LCR of 233% at 31 March 2021.

●
During 2020, the European Commission amended the prudent valuation Regulatory Technical Standard such that, due to the exceptional levels of market volatility, the aggregation factor was increased from 50% to 66% until 31 December 2020 inclusive. As at 31 March 2021, NWM Plc's Prudential Valuation Adjustment (PVA) deduction has increased by c.£123 million due to the reversion of the aggregation factor to 50%.

Fair value
●
Valuation reserves, comprising credit valuation adjustments (CVA), funding valuation adjustments (FVA), bid-offer and product and deal specific reserves decreased to £719 million at 31 March 2021 (31 December 2020 - £803 million, 31 March 2020 - £1,020 million). The decrease was across CVA, FVA and bid-offer reserves and was driven by reduced exposures, due to increases in interest rates and trade exit activity.

Risk
●	Risk management activities continued to focus on the safety and soundness of NWM Group during Q1. Risks related to COVID-19 have been integrated into standard management and governance processes.
●	To ensure appropriate supervision of colleagues and maintain service continuity for customers, NWM Group's Risk function provided oversight of adjusted working practices and processes.
●
Internal traded VaR for NWM Group was £16 million at peak and £12 million average during Q1 2021 (Q4 2020 - £20 million and £15 million respectively). Stressed VaR was £175 million at peak and £102 million on an average basis (Q4 2020 - £143 million and £87 million respectively).

Impairments
●	The impairment release for Q1 2021 was £6 million, mainly due to releases on individual IFRS 9 Stage 2 and Stage 3 exposures.

NWM Group business review
The table below sets out the performance key metrics and ratios.
	31 March	31 December	31 March
Performance key metrics and ratios (1)	2021	2020	2020
Liquidity coverage ratio (LCR) (%) (2)	233	268	287
Liquidity portfolio (£bn) (2)	16.5	19.4	16.6
Total wholesale funding (£bn) (3)	18.8	20.6	22.0
Total funding including repo (£bn)	67.9	75.9	96.8

Common Equity Tier 1 (CET1) ratio (%)	21.1	21.7	15.7
CRR leverage ratio (%) (2)	4.9	5.2	4.3
Risk-weighted assets (RWAs) (£bn)	24.7	25.6	35.3
Total Capital ratio (%)	29.8	30.3	22.8
Total MREL (£bn) (4)	11.1	12.7	13.3
Total MREL ratio (%)	44.8	49.6	37.8
Notes:
(1)   Capital, leverage and RWAs are based on PRA transitional arrangements for NWM Plc. Regulatory capital is monitored and reported at NWM Plc level.
(2)   These metrics have been presented for NWM Plc as they are monitored and reported for regulatory purposes.
(3)   Excludes derivative cash collateral received, customer deposits, repo and intra-NatWest Group balances.
(4)   Includes senior internal debt instruments issued to NatWest Group plc with a regulatory value of £3.7 billion (31 December 2020 - £4.9 billion).

Outlook (1)
We retain the medium-term target capital metrics, including RWA reduction, as set out in NWM Group's 2020 Annual Report and Accounts. NWM Plc is planning a moderate amount of term issuance to support business initiatives with the rest of the NatWest Group and to maintain flexibility for further opportunities.

Note:
(1)   The targets, expectations and trends discussed in this section represent management's current expectations and are subject to change, including as a result of the factors described in the "Risk Factors" section on pages 156 to 172 of NatWest Markets Plc's 2020 Annual Report and Accounts. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

Financial review
The segmental analysis of NWM Group's key income statement lines for the quarter ended 31 March 2021 is set out below. Commentary refers to the tables below as well as the consolidated income statement shown on page 5.
	Q1 2021			Q4 2020			Q1 2020
		Central			Central			Central
	NatWest	items &		NatWest	items &		NatWest	items &
	Markets	other	Total	Markets	other	Total	Markets	other	Total
Income statement	£m	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(7)	-	(7)	(3)	-	(3)	(43)	-	(43)
Non-interest income	195	-	195	76	1	77	583	-	583
Total income	188	-	188	73	1	74	540	-	540
Strategic costs	(30)	(2)	(32)	(43)	(4)	(47)	(30)	(2)	(32)
Litigation and conduct costs	-	(13)	(13)	-	(7)	(7)	(2)	(102)	(104)
Other operating expenses	(229)	2	(227)	(272)	(27)	(299)	(325)	6	(319)
Operating expenses	(259)	(13)	(272)	(315)	(38)	(353)	(357)	(98)	(455)
Operating (loss)/profit before impairments	(71)	(13)	(84)	(242)	(37)	(279)	183	(98)	85
Impairment releases/(losses)	6	-	6	(2)	2	-	5	-	5
Operating (loss)/profit before tax	(65)	(13)	(78)	(244)	(35)	(279)	188	(98)	90
Tax credit/(charge)			17			46			(82)
(Loss)/profit for the period			(61)			(233)			8

Income
Fixed Income (1,2,3,4)	38	-	38	(17)	-	(17)	177	-	177
Currencies (2,4)	118	-	118	121	-	121	194	-	194
Capital Markets (1,2,3,4)	74	-	74	90	-	90	88	-	88
Capital Management Unit & other (2,5)	8	-	8	(17)	1	(16)	(27)	-	(27)
Revenue share paid to other NatWest Group segments	(48)	-	(48)	(53)	-	(53)	(47)	-	(47)
Income excluding Asset disposals and OCA	190	-	190	124	1	125	385	-	385
Asset disposals/Strategic risk reduction (6)	(4)	-	(4)	(8)	-	(8)	-	-	-
Own credit adjustments (OCA)	2	-	2	(43)	-	(43)	155	-	155
Total income	188	-	188	73	1	74	540	-	540

Notes:
(1)   Fixed Income comprises Rates and Credit trading. Rates was presented as a separate business in NWM Group results publications prior to the Q3 2020 Interim Management Statement (Q1 2020: £276 million). Credit trading and Capital Markets were previously reported as Financing.
(2)   Income of £(41) million, £(8) million and £(19) million reported within Fixed Income, Currencies and Capital Markets respectively at Q1 2020 relates to business that was subsequently transferred to Capital Management Unit during 2020.
(3)   Income of £12 million reported within Capital Markets at Q1 2020 relates to business that was subsequently transferred to Fixed Income during 2020.
(4)   Income of £10 million and £2 million reported within Fixed Income at Q1 2020 relates to business that was subsequently transferred to Currencies and Capital Markets respectively during 2020.
(5)   Capital Management Unit was set up in Q3 2020 to manage capital usage and optimisation across all parts of NatWest Markets. The income shown here relates to legacy assets. Other relates to income booked to the Central items & other operating segment.
(6)   Asset disposals/Strategic risk reduction relates to the costs of exiting positions, and the impact of risk reduction transactions entered into, in respect of the strategic announcements of 14 February 2020.

●
Operating loss before tax was £78 million in Q1 2021 compared with a loss of £279 million in Q4 2020 and profit of £90 million in Q1 2020. Total income of £188 million was up compared to £74 million in Q4 2020, but significantly lower than Q1 2020, a period that included increased levels of customer activity and elevated own credit adjustments in the early stages of the COVID-19 crisis. Operating expenses of £272 million in Q1 2021 were lower compared with £353 million in Q4 2020, which included one-off costs including the annual bank levy charge, and £455 million in Q1 2020, which included litigation and conduct costs related to the historical trading activities of a joint venture subsidiary.

●	Net interest income was a net expense of £7 million in Q1 2021 compared with net expense of £3 million in Q4 2020 and net expense of £43 million in Q1 2020.
●
Non-interest income of £195 million increased by £118 million compared with £77 million in Q4 2020, driven by improved performance in Fixed Income and higher own credit adjustments. Non-interest income was significantly lower than Q1 2020 (£583 million), a period that included increased levels of customer activity and elevated own credit adjustments at the onset of the COVID-19 crisis.

●
Operating expenses were £272 million in Q1 2021, compared with £353 million in Q4 2020 and £455 million in Q1 2020. Strategic costs were £32 million in Q1 2021, compared with £47 million in Q4 2020 and £32 million in Q1 2020. Litigation and conduct costs were £13 million in Q1 2021, up from £7 million in Q4 2020 but down significantly compared with £104 million in Q1 2020, which largely related to the historical trading activities of a joint venture subsidiary. Other operating expenses reduced to £227 million in Q1 2021 from £299 million in Q4 2020 and £319 million in Q1 2020, reflecting the non-repeat of one-off costs from the prior quarter including the annual bank levy charge, and continued reductions in underlying costs in line with the strategic announcements made in February 2020.

●	Impairment releases were £6 million in Q1 2021 (Q4 2020 - nil; Q1 2020 - £5 million release), largely driven by releases on individual IFRS 9 Stage 2 and Stage 3 exposures.
●
NatWest Markets operating loss before tax was £65 million compared with a loss of £244 million in Q4 2020 and profit of £188 million in Q1 2020. Income excluding asset disposals and own credit adjustments of £190 million was up compared with £124 million in Q4 2020, mainly due to improved performance in Fixed Income, but down compared with £385 million in Q1 2020, which included increased levels of customer activity at the onset of the COVID-19 crisis. Own credit adjustments of £2 million in Q1 2021 were significantly lower than £155 million in Q1 2020, which were driven by widening credit spreads across the market in the early stages of the COVID-19 crisis. Operating expenses of £259 million in Q1 2021 were lower than £315 million in Q4 2020 and £357 million in Q1 2020, reflecting the non-repeat of one-off costs from the prior quarter and continued  reductions in underlying costs in line with the strategic announcements made in February 2020.

●
Central items & other operating loss before tax was £13 million, compared with a £35 million loss in Q4 2020 which was largely driven by one-off costs, and £98 million loss in Q1 2020, which included litigation and conduct costs related to the historical trading activities of a joint venture subsidiary.

Financial review
The segmental analysis of key balance sheet lines for NWM Group is set out below. Commentary refers to the table below as well as the consolidated balance sheet on page 6 for the period 31 March 2021 compared with 31 December 2020.

	31 March 2021			31 December 2020			31 March 2020
		Central			Central			Central
	NatWest	items		NatWest	items		NatWest	items
	Markets	& other	Total	Markets	& other	Total	Markets	& other	Total
Balance sheet	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Funded assets	108.1	-	108.1	107.5	-	107.5	131.5	-	131.5
Derivative assets	122.1	-	122.1	165.6	-	165.6	207.5	-	207.5
Total assets	230.2	-	230.2	273.1	-	273.1	339.0	-	339.0

Liabilities excl. derivatives	107.6	-	107.6	106.5	-	106.5	127.3	-	127.3
Derivative liabilities	114.1	-	114.1	157.3	-	157.3	201.7	-	201.7
Total liabilities	221.7	-	221.7	263.8	-	263.8	329.0	-	329.0
●

Total assets and liabilities decreased by £42.9 billion and £42.1 billion to £230.2 billion and £221.7 billion respectively at 31 March 2021, compared with £273.1 billion and £263.8 billion at 31 December 2020. Funded assets, which exclude derivatives, increased by £0.6 billion to £108.1 billion at 31 March 2021.

●	Cash and balances at central banks decreased by £1.3 billion to £14.5 billion, compared with £15.8 billion at 31 December 2020, driven by liquidity and capital management actions.
●
Trading assets were down by £3.2 billion to £65.5 billion at 31 March 2021, driven by reductions in derivative cash collateral posted and reverse repos as the balance sheet was managed within limits; offset partially by an increase in securities driven by increased levels of customer flow trading. Trading liabilities decreased by £1.9 billion to £70.4 billion as a reduction in derivative cash collateral received was partially offset by an increase in short positions.

●
Derivative assets and derivative liabilities were down £43.5 billion to £122.1 billion and £43.2 billion to £114.1 billion respectively at 31 March 2021, largely driven by increases in interest rates across major currencies in the quarter.

●
Settlement balance assets and liabilities were up £5.7 billion and £5.9 billion to £8.0 billion and £8.2 billion respectively, due to increased trading compared with the seasonally lower levels of customer activity leading up to 31 December 2020.

●	Other financial liabilities decreased by £1.7 billion to £16.5 billion, largely driven by maturities in the quarter. The balance at 31 March 2021 includes £11.2 billion of medium-term notes issued.
●
Owners' equity was down £0.9 billion to £8.5 billion (31 December 2020 - £9.4 billion), driven by the interim dividend payment of £0.5 billion to NatWest Group plc on 19 February 2021 and other reserve movements in the quarter.

Capital and leverage ratios
Capital resources, RWAs and leverage based on the PRA transitional arrangements for NWM Plc are set out below.
	31 March	31 December	31 March
	2021	2020	2020
Capital adequacy ratios	%	%	%
CET1	21.1	21.7	15.7
Tier 1	24.7	25.2	18.3
Total	29.8	30.3	22.8

Capital (1)	£m	£m	£m
CET1	5,208	5,547	5,550
Tier 1	6,105	6,433	6,462
Total	7,356	7,753	8,050

Risk-weighted assets
Credit risk	6,344	6,902	9,327
Counterparty credit risk	7,576	8,130	12,293
Market risk	8,750	8,150	11,311
Operational risk	2,020	2,382	2,382
Total RWAs	24,690	25,564	35,313

Leverage (2)
CRR leverage exposure (£m) (3)	123,431	123,927	151,247
Tier 1 capital (£m)	6,105	6,433	6,462
CRR leverage ratio (%)	4.9	5.2	4.3

Notes:
(1)   CRR end-point for UK banks set by the PRA is 10.5% minimum total capital ratio, with a minimum CET1 ratio of 7.0%.
(2)   Leverage exposure is broadly aligned to the accounting value of on and off-balance sheet exposures albeit subject to specific adjustments for derivatives, securities financing positions and off-balance sheet exposures.
(3)   CRR leverage exposure at 31 March 2021 and 31 December 2020 includes netting of regular way deals pending settlement in line with CRR amendments that came into effect in June 2020. 31 March 2020 has not been restated.

Condensed consolidated income statement for the period ended 31 March 2021 (unaudited)

	Quarter ended
	31 March	31 December	31 March
	2021	2020	2020
	£m	£m	£m
Interest receivable	98	103	152
Interest payable	(105)	(106)	(195)
Net interest income	(7)	(3)	(43)
Fees and commissions receivable	77	(25)	92
Fees and commissions payable	(36)	61	(76)
Income from trading activities	173	62	599
Other operating income	(19)	(21)	(32)
Non-interest income	195	77	583
Total income	188	74	540
Staff costs	(134)	(151)	(190)
Premises and equipment	(19)	(19)	(30)
Other administrative expenses	(114)	(175)	(228)
Depreciation and amortisation	(5)	(8)	(7)
Operating expenses	(272)	(353)	(455)
(Loss)/profit before impairment releases	(84)	(279)	85
Impairment releases	6	-	5
Operating (loss)/profit before tax	(78)	(279)	90
Tax credit/(charge)	17	46	(82)
(Loss)/profit for the period	(61)	(233)	8

Attributable to:
Ordinary shareholders	(77)	(249)	54
Paid-in equity holders	16	17	17
Non-controlling interests	-	(1)	(63)
	(61)	(233)	8

Condensed consolidated statement of comprehensive income for the period ended 31 March 2021 (unaudited)

	Quarter ended
	31 March	31 December	31 March
	2021	2020	2020
	£m	£m	£m
(Loss)/profit for the period	(61)	(233)	8
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes	(1)	(18)	(2)
(Loss)/profit on fair value of credit in financial liabilities
designated as at FVTPL due to own credit risk	(7)	(72)	188
FVOCI financial assets	3	(58)	(224)
Tax	(1)	25	(20)
	(6)	(123)	(58)
Items that do qualify for reclassification
FVOCI financial assets	-	9	(11)
Cash flow hedges	(90)	(40)	123
Currency translation	(138)	(112)	201
Tax	23	10	(38)
	(205)	(133)	275
Other comprehensive (loss)/income after tax	(211)	(256)	217
Total comprehensive (loss)/income for the period	(272)	(489)	225

Attributable to:
Ordinary shareholders	(288)	(508)	258
Paid-in equity holders	16	17	17
Non-controlling interests	-	2	(50)
	(272)	(489)	225

Condensed consolidated balance sheet as at 31 March 2021 (unaudited)

	31 March	31 December
	2021	2020
	£m	£m
Assets
Cash and balances at central banks	14,480	15,771
Trading assets	65,507	68,689
Derivatives	122,136	165,619
Settlement balances	8,010	2,296
Loans to banks - amortised cost	727	1,003
Loans to customers - amortised cost	7,477	8,444
Amounts due from holding company and fellow subsidiaries	2,340	1,587
Other financial assets	8,841	9,041
Other assets	694	688
Total assets	230,212	273,138

Liabilities
Bank deposits	1,631	1,808
Customer deposits	2,412	2,618
Amounts due to holding company and fellow subsidiaries	7,340	8,134
Settlement balances	8,186	2,248
Trading liabilities	70,378	72,252
Derivatives	114,088	157,332
Other financial liabilities	16,509	18,170
Other liabilities	1,168	1,234
Total liabilities	221,712	263,796

Equity
Owners' equity	8,546	9,388
Non-controlling interests	(46)	(46)
Total equity	8,500	9,342
Total liabilities and equity	230,212	273,138

Condensed consolidated statement of changes in equity for the period ended 31 March 2021 (unaudited)

	Share
	capital and				Total	Non
	share	Paid-in	Retained	Other	owners'	controlling	Total
	premium	equity	earnings	reserves*	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	2,159	904	5,969	356	9,388	(46)	9,342
Loss attributable to ordinary shareholders
and paid-in equity holders	-	-	(61)	-	(61)	-	(61)
Other comprehensive income
- Realised losses in period on FVOCI
equity shares	-	-	(3)	3	-	-	-
- Remeasurement of retirement
benefit schemes	-	-	(1)	-	(1)	-	(1)
- Changes in fair value of credit in financial
liabilities at FVTPL	-	-	(7)	-	(7)	-	(7)
- Other amounts recognised in equity	-	-	-	(241)	(241)	-	(241)
- Amount transferred from equity to earnings	-	-	-	16	16	-	16
- Tax	-	-	1	21	22	-	22
Ordinary share dividends paid	-	-	(500)	-	(500)	-	(500)
Paid-in equity dividends paid	-	-	(16)	-	(16)	-	(16)
Share-based payments	-	-	(54)	-	(54)	-	(54)
At 31 March 2021	2,159	904	5,328	155	8,546	(46)	8,500

						31 March
							2021
Attributable to:							£m
Ordinary shareholders							7,642
Paid-in equity holders							904
Non-controlling interests							(46)
							8,500
*Other reserves consist of:
FVOCI reserve							37
Cash flow hedging reserve							135
Foreign exchange reserve							(17)
							155

Notes
1. Basis of preparation
The condensed consolidated financial statements should be read in conjunction with NatWest Markets Plc 2020 Annual Report and Accounts which were prepared in accordance with International Accounting Standards in conformity with the requirements of the Companies Act 2006.

Going concern
Having reviewed NWM Group's forecasts, projections, the potential impact of COVID-19 and other relevant evidence, the directors have a reasonable expectation that NWM Group will continue in operational existence for a period of not less than twelve months. Accordingly, the results for the period ended 31 March 2021 have been prepared on a going concern basis.

2. Accounting policies
NWM Group's principal accounting policies are as set out on pages 93 to 97 of the NatWest Markets Plc 2020 Annual Report and Accounts. From 1 January 2021, the accounting policies have been updated to reflect the adoption of amendments to IFRS 16 (Leases) covering COVID-19 Related Rent Concessions. The effect of the amendment on NWM Plc's accounts is immaterial.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of NWM Group's financial condition are those relating to deferred tax, fair value of financial instruments, loan impairment provisions and provisions for liabilities and charges. These critical accounting policies and judgements are referenced on page 97 of the NatWest Markets Plc 2020 Annual Report and Accounts. Estimation uncertainty has been affected by the COVID-19 pandemic. Management's consideration of this source of uncertainty is outlined in the relevant sections of NatWest Markets Plc 2020 Annual Report and Accounts, including the ECL estimate for the period in the Risk and capital management section contained in the NatWest Markets Plc 2020 Annual Report and Accounts.

It was announced in the UK Government's Budget on 3 March 2021 that the main UK corporation tax rate will increase from 19% to 25% from 1 April 2023. This legislative change has not yet been substantively enacted. The UK Government has also announced a review of the current bank surcharge rate of 8% to ensure that the combined rate of corporation tax, applicable to banking entities, does not increase substantially from its current level when the proposed change to the main UK corporation tax rate comes into effect. NWM Group has not made an estimate of the impact of the post balance sheet date change in the main UK corporation tax rate on the basis that it is uncertain what the combined rate of corporation tax, applicable to banking entities from 1 April 2023, will be until the UK Government has completed its review of the bank surcharge.

Information used for significant estimates
The COVID-19 pandemic has continued to cause significant economic and social disruption. Key financial estimates are based on management's latest five-year revenue and cost forecasts. Measurement of valuation reserves and expected credit losses are highly sensitive to reasonably possible changes in those anticipated conditions. Other reasonably possible assumptions about the future include a prolonged financial effect of the COVID-19 pandemic on the economy of the UK and other countries. Changes in judgements and assumptions could result in a material adjustment to those estimates in the next reporting periods (refer to NatWest Markets Plc Risk factors in the 2020 Annual Report and Accounts).

Notes
3. Trading assets and liabilities
Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios.
	31 March	31 December
	2021	2020
Assets	£m	£m
Loans
- Reverse repos	18,620	19,404
- Collateral given	13,854	18,459
- Other loans	1,302	1,611
Total loans	33,776	39,474
Securities
Central and local government
- UK	4,217	4,184
- US	4,255	5,149
- Other	20,173	16,436
Financial institutions and Corporate	3,086	3,446
Total securities	31,731	29,215
Total	65,507	68,689

Liabilities
Deposits
- Repos	18,654	19,036
- Collateral received	18,687	23,226
- Other deposits	1,571	1,803
Total deposits	38,912	44,065
Debt securities in issue	1,387	1,408
Short positions	30,079	26,779
Total	70,378	72,252

4. Other financial liabilities
	31 March	31 December
	2021	2020
	£m	£m
Customer deposits
- designated as at fair value through profit or loss	713	796
Debt securities in issue
- designated as at fair value through profit or loss	1,343	1,607
- amortised cost	13,400	14,662
Subordinated liabilities
- designated as at fair value through profit or loss	741	793
- amortised cost	312	312
Total	16,509	18,170

Notes
5. Amounts due to holding company and fellow subsidiaries
	31 March	31 December
	2021	2020
Liabilities	£m	£m
Bank deposits - amortised cost	1,003	145
Customer deposits - amortised cost	128	144
MREL instruments issued to NatWest Group plc	3,845	5,181
Trading liabilities	419	636
Other financial liabilities - subordinated liabilities	1,663	1,753
Other liabilities	282	275
Total	7,340	8,134

6. Litigation and regulatory matters
NatWest Markets Plc's 2020 Annual Report and Accounts, issued on 19 February 2021, included disclosures about NWM Group's litigation and regulatory matters in Note 26. Set out below are the material developments in those matters since publication of the 2020 Annual Report and Accounts.

Litigation
London Interbank Offered Rate (LIBOR) and other rates litigation
NWM Plc is a defendant in a class action relating to alleged manipulation of the Singapore Interbank Offered Rate and Singapore Swap Offer Rate, pending in the United States District Court for the Southern District of New York (SDNY). In July 2019, the SDNY dismissed the complaint for lack of subject matter jurisdiction, but on 17 March 2021, that decision was reversed by the United States Court of Appeals for the Second Circuit. The case will now return to the SDNY for further litigation.

Government securities antitrust litigation
NatWest Markets Securities Inc. and certain other US broker-dealers are defendants in a consolidated antitrust class action pending in the SDNY on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. The complaint was dismissed on 31 March 2021, subject to the right of the plaintiffs to replead their case.

EUA trading litigation
Following judgment against NWM Plc in March 2020 in the claim by ten companies (all in liquidation) and their respective liquidators, the High Court in October 2020, quantified damages against NWM Plc at £45 million plus interest and costs and permitted NWM Plc to appeal its judgment to the Court of Appeal. The appeal hearing took place in March 2021 and judgment is awaited.

Regulatory matters
FCA investigation into NatWest Group's compliance with the Money Laundering Regulations 2007
In July 2017, the FCA notified NatWest Group that it was undertaking an investigation into NatWest Group's compliance with the UK Money Laundering Regulations 2007 ("MLR 2007") in relation to certain money service businesses and related parties. NatWest Group is co-operating with the investigation, including responding to information requests from the FCA.

On 15 March 2021, the FCA notified NatWest Group that it had commenced criminal proceedings against NWB Plc for offences under regulation 45(1) of the MLR 2007 for alleged failures to comply with regulations 8(1), 8(3) and 14(1) of the MLR 2007 between 11 November 2011 and 19 October 2016, arising from the handling of the accounts of a UK incorporated customer. NWB Plc will be required to attend an initial hearing at Westminster Magistrates' Court on 26 May 2021. Material adverse collateral consequences, in addition to further substantial costs and the recognition of provisions, may occur as a result of these criminal proceedings and may affect members of NWM Group.

7. Post balance sheet events
Other than as disclosed there have been no other significant events between 31 March 2021 and the date of approval of these accounts which would require a change to or additional disclosure in the condensed consolidated financial statements.

Non-IFRS measures

As described in the Accounting policies on page 9, NWM Group prepares its financial statements in accordance with generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the calculation of metrics that are used throughout the banking industry. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. These measures include:
●
Management analysis of the operating expenses shows strategic costs and litigation and conduct costs in separate lines on page 4. These amounts are included in staff, premises and equipment and other administrative expenses in the statutory analysis.
●
Funded assets defined as total assets less derivative assets.
●
Management view of income by business, including separate itemisation of own credit adjustments, asset disposals/strategic risk reduction and income excluding asset disposals and own credit adjustments. Asset disposals/strategic risk reduction includes the costs of exiting positions and the impact of risk reduction transactions entered into as part of the optimisation of the entity's capital usage, following the strategic announcements of 14 February 2020. Own credit adjustments are applied to positions where it is believed that the counterparties would consider NWM Group's creditworthiness when pricing trades. The fair value of certain issued debt securities, including structured notes, is adjusted to reflect the changes in own credit spreads and the resulting gain or loss recognised in income.

Operating expenses analysis
Statutory analysis (1, 2)
	Quarter ended
	31 March	31 December	31 March
	2021	2020	2020
Operating expenses	£m	£m	£m
Staff costs	134	151	190
Premises and equipment	19	19	30
Other administrative expenses	114	175	228
Depreciation and amortisation	5	8	7
Total operating expenses	272	353	455

Non-statutory analysis
	Quarter ended
	31 March 2021
		Litigation		Statutory
	Strategic	and conduct	Other	operating
Operating expenses	costs	costs	expenses	expenses
Staff costs	25	-	109	134
Premises and equipment	1	-	18	19
Other administrative expenses	6	13	95	114
Depreciation and amortisation	-	-	5	5
Total	32	13	227	272

	Quarter ended
	31 December 2020
		Litigation		Statutory
	Strategic	and conduct	Other	operating
Operating expenses	costs	costs	expenses	expenses
Staff costs	29	-	122	151
Premises and equipment	1	-	18	19
Other administrative expenses	17	7	151	175
Depreciation and amortisation	-	-	8	8
Total	47	7	299	353

	Quarter ended
	31 March 2020
		Litigation		Statutory
	Strategic	and conduct	Other	operating
Operating expenses	costs	costs	expenses	expenses
Staff costs	21	-	169	190
Premises and equipment	-	-	30	30
Other administrative expenses	11	104	113	228
Depreciation and amortisation	-	-	7	7
Total	32	104	319	455

Notes:
(1)   On a statutory, or GAAP, basis strategic costs are included within staff, premises and equipment and other administrative expenses. Strategic costs relate to restructuring provisions, related costs and projects that are transformational in nature.
(2)   On a statutory, or GAAP, basis litigation and conduct costs are included within other administrative expenses.

Additional information
Presentation of information
NatWest Markets Plc ('NWM Plc') is a wholly-owned subsidiary of NatWest Group plc or 'the ultimate holding company'. The NatWest Markets Group ('NWM Group') comprises NWM Plc and its subsidiary and associated undertakings. The term 'NatWest Group' comprises NatWest Group plc and its subsidiary and associated undertakings. The term 'NWH Group' refers to NatWest Holdings Limited ('NWH') and its subsidiary and associated undertakings. The term 'NatWest Bank Plc' or 'NWB Plc' refers to National Westminster Bank Plc.

NWM Plc publishes its financial statements in pounds sterling ('£' or 'sterling'). The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling, respectively, and references to 'pence' represent pence in the United Kingdom ('UK'). Reference to 'dollars' or '$' are to United States of America ('US') dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively, and references to 'cents' represent cents in the US. The abbreviation '€' represents the 'euro', and the abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively, and references to 'cents' represent cents in the European Union ('EU').

To aid readability, this document retains references to EU legislative and regulatory provisions in effect in the UK before 1 January 2021 that have now been implemented in UK domestic law. These references should be read and construed as including references to the applicable UK implementation measures with effect from 1 January 2021.

Western European corporate portfolio
In order to best serve customers in an efficient manner, NatWest Group and NWM Group are evaluating whether NatWest Group's Western European corporate portfolio, principally including term funding and revolving credit facilities, will remain in the ring-fenced subgroup of NatWest Group or be transferred to NWM Group. Some or all of the portfolio already held in NWM Group may be transferred to the ring-fenced subgroup of NatWest Group. The timing and quantum of such transfers, if any, is uncertain.

NatWest Markets Group legal entity disclosures
There is a distinction between the disclosure of the NatWest Markets operating segment performance in the NatWest Group's Q1 2021 results and the NatWest Markets Group's results presented in this document, with differences primarily as follows:
●
NatWest Markets Group's Q1 2021 results include its part of the Central items & other segment.
●
NatWest Group's Q1 2021 results reports the NatWest Markets segment excluding Central items & other.

MAR - Inside Information
This announcement contains information that qualified or may have qualified as inside information for NatWest Markets Plc, for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR) as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 for NatWest Markets Plc. This announcement is made by Paul Pybus, Head of Investor Relations for NatWest Markets Plc.

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ("the Act"). The statutory accounts for the year ended 31 December 2020 will be filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Contact
Paul Pybus	NatWest Group Investor Relations	+44 (0) 7769161183

Forward-looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NWM Group's future economic results, business plans and current strategies.  In particular, this document may include forward-looking statements relating to NWM Group in respect of, but not limited to: the impact of the COVID-19 pandemic, NWM Plc's regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the NWM Group refocusing and implementation of NatWest Group's Purpose-led strategy, its ESG and climate-related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and  disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and other IBOR rates to alternative risk free rates and NWM Group's exposure to economic and political risks (including with respect to Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the impact of the COVID-19 pandemic, the outcome of legal, regulatory and governmental actions and investigation, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate related risks and the transitioning to a low carbon economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NWM Group's actual results are discussed in NWM Plc's 2020 Annual Report and Accounts (ARA), NWM Plc's 2021 Registration Document, NWM Plc's Interim Results for Q1 2021 and other public filings. The forward-looking statements contained in this document speak only as of the date of this document and NWM Group does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 April 2021

NatWest Markets Plc (Registrant)

By: /s/

Name: Mark Stevens
Title: Assistant Secretary